U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-07851                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

Franklin Templeton Conservative Target Fund
Franklin Templeton Corefolio Allocation Fund
Franklin Templeton Founding Funds Allocation Fund
Franklin Templeton Moderate Target Fund
Franklin Templeton Growth Target Fund
Franklin Templeton Perspectives Allocation Fund
Franklin Templeton 2015 Retirement Fund
Franklin Templeton 2025 Retirement Target Fund
Franklin Templeton 2035 Retirement Target Fund
Franklin Templeton 2045 Retirement Target Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403







            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

      Franklin Templeton Fund Allocator Series
      Franklin Strategic Series
      Franklin Floating Rate Trust
      Franklin Real Estate Securities Trust
      Franklin Multi-Income Trust


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 29, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investors Services, LLC as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006





            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 29, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 29, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.


By:


/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER
June 21, 2006
---------------------------------
Date


/s/ Jimmy D. Gambill
---------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

June 26, 2006
---------------------------------
Date











                                                                    ATTACHMENT I

FUND                                                    PERIODS COVERED
-------------------------------------------------------------------------------


FRANKLIN TEMPLETON FUND ALLOCATOR SERIES:
Franklin Templeton Conservative Target Fund             October 31, 2003 - February 29, 2004
Franklin Templeton Moderate Target Fund                 October 31, 2003 - February 29, 2004
Franklin Templeton Growth Target Fund                   October 31, 2003 - February 29, 2004
Franklin Templeton Corefolio Allocation Fund            December 31, 2003 - February 29, 2004
Franklin Templeton Founding Funds Allocation Fund       December 31, 2003 - February 29, 2004


FRANKLIN STRATEGIC SERIES:
Franklin Aggressive Growth Fund                         September 30, 2003 - February 29, 2004
Franklin U.S. Long-Short Fund                           September 30, 2003 - February 29, 2004
Franklin Natural Resources Fund                         September 30, 2003 - February 29, 2004
Franklin Biotechnology Discovery Fund                   September 30, 2003 - February 29, 2004
Franklin Blue Chip Fund                                 September 30, 2003 - February 29, 2004
Franklin Global Health Care Fund                        September 30, 2003 - February 29, 2004
Franklin Global Communications Fund                     September 30, 2003 - February 29, 2004
Franklin Strategic Income Fund                          September 30, 2003 - February 29, 2004
Franklin Flex Cap Growth Fund                           September 30, 2003 - February 29, 2004
Franklin Technology Fund                                September 30, 2003 - February 29, 2004
Franklin Small Cap Growth Fund II                       September 30, 2003 - February 29, 2004
Franklin Small-Mid Cap Growth Fund                      September 30, 2003 - February 29, 2004


FRANKLIN REAL ESTATE SECURITIES TRUST:
Franklin Real Estate Securities Fund                    October 31, 2003 - February 29, 2004

FRANKLIN FLOATING RATE TRUST                            September 30, 2006 - February 29, 2004
FRANKLIN MULTI-INCOME TRUST                             August 31, 2003 - February 29, 2004

